FOR IMMEDIATE RELEASE

IMRIS REPORTS FOURTH QUARTER AND ANNUAL 2012 FINANCIAL RESULTS

WINNIPEG, Manitoba, March 5, 2013 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the fourth quarter and full year of 2012. All figures are reported in US dollars.

Highlights:

•	Fourth quarter order bookings of $24 million contribute to record full year 2012 orders of $89 million

•	Backlog increases 29% in 2012 to $123 million at December 31, 2012

•	Quarterly revenues of $20 million second highest in Company’s history

•	Operational leadership team strengthened with new appointments

•	First VISIUS Surgical Theatre in Japan begins clinical operation

During the fourth quarter of 2012, IMRIS received orders for two VISIUS Surgical Theatres bringing total order bookings in 2012 to $89 million including ten new VISIUS Surgical Theatre sales and fourteen service contracts. Revenues were $20.1 million in the quarter compared with $14.7 million in the fourth quarter of 2011 and for all of 2012 were $52.4 million compared with $51.8 million in the same period in 2011. Net loss in the fourth quarter was $6.6 million, compared with $5.0 million in the fourth quarter of 2011. Net loss in 2012 was $27.8 million compared with $20.9 million during the same period in 2011.

Financial Highlights:

($000’s except per share amounts)	3 months ended Dec 31 (unaudited)			Year ended Dec 31 (audited)
	2012	2011	Change	2012	2011	Change
Sales	20,095	14,677	36.9%	52,392	51,797	1.1%
Gross profit	6,996	4,822	45.1%	17,798	17,674	0.7%
Gross profit as % of sales	34.8%	32.9%	n/m1	34.0%	34.1%	n/m
Operating expenses	13,310	10,124	31.5%	45,322	38,240	18.5%
Adjusted EBITDA[2]	(4,790)	(4,082)	(17.3%)	(21,868)	(15,668)	(39.6%)
Operating loss	(6,314)	(5,302)	(19.1%)	(27,524)	(20,566)	(33.8%)
Net loss	(6,602)	(4,959)	(33.1%)	(27,756)	(20,925)	(32.6%)
Basic and diluted loss per share	(0.14)	(0.11)	(27.3%)	(0.61)	(0.47)	(29.8%)
Cash, restricted cash & accounts receivable	32,110	54,393	(41.0%)	32,110	54,393	(41.0%)
Total assets	81,985	94,290	(13.1%)	81,985	94,290	(13.1%)

1 Not meaningful.

2 Adjusted EBITDA is defined as earnings before interest income, stock based compensation, gain on asset sale, foreign exchange, embedded derivatives, income taxes, and amortization.

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Fourth Quarter and Annual Results:

Revenues

Total revenues increased by 37% to $20.1 million in the fourth quarter of 2012 compared with $14.7 million in the fourth quarter of 2011. VISIUS Surgical Theatre delivery activities increased over the same period in 2011 resulting in a $4.8 million increase in system revenue compared to the same quarter in 2011. Also contributing to the improvement in fourth quarter results were service contract revenues which increased 61% to $1.6 million as a result of an increase in the installed base of VISIUS Surgical Theatres which have transitioned from warranty to service programs.

For the year ended December 31, 2012, total revenues were $52.4 million compared with $51.8 million in 2011. Contributing to the increase in 2012, were service contract revenues which increased by 55% to $5.1 million reflecting a larger installed base of VISIUS Surgical Theatres in 2012 versus 2011. Revenues for all of 2012 from the installation of VISIUS Surgical Theatres were slightly lower at $47.3 million compared with $48.5 million in 2011, reflecting a product mix with a slightly higher average sale price per project in 2011.

Gross Profit

Gross profit was $7.0 million in the fourth quarter compared with $4.8 million in Q4 2011. The fourth quarter 2012 gross profit as a percentage of sales was 34.8% compared to 32.9% in Q4 2011. The higher year-over-year gross profit performance in the fourth quarter was attributable to increased installations and higher margined system installations. Gross profit for the twelve months ended December 31, 2012 was marginally higher at $17.8 million compared with $17.7 million during the same period in 2011. As expected, full year 2012 gross profit as a percentage of sales at 34.0% was comparable to performance in 2011 which was 34.1%.

Operating Expenses

Operating expenses continue to focus on investment to grow the business.

Total operating expenses increased by $7.1 million to $45.3 million in 2012. Research and development included higher expenses of $4.4 million primarily for the commercialization of IMRIS’s image guided surgical robotics system, intraoperative CT and MR guided radiation therapy product. Restructuring expenses for the relocation of the Company’s operations from Winnipeg to Minneapolis added $1.4 million. Customer support and operations expense increased from a year earlier, primarily to support growth in the business. Amortization increased by $0.5 million to $4.1 million, reflecting net additions in fixed assets. Total operating expenses in the fourth quarter of 2012 increased by $3.2 million to $13.3 million, with the increase attributable to the same general factors that resulted in higher full year 2012 operating expenses.

Adjusted EBITDA and Operating Loss

Adjusted EBITDA in the fourth quarter of 2012 was negative $4.8 million compared with negative $4.1 million in the fourth quarter of 2011. For all of 2012 adjusted EBITDA was negative $21.9 million versus $15.7 million in 2011. Operating loss was $6.3 million in the fourth quarter of 2012 and $27.5 million for the twelve months ended December 31, 2012. This compares with operating losses of $5.3 million and $20.6 million in the fourth quarter and twelve months of 2011 respectively. The year over year changes in fourth quarter adjusted EBITDA and operating losses are due higher operating expenses partially offset by higher gross profit. The increase in negative adjusted EBITDA and operating losses in full year 2012 is due to higher operating expenses primarily related to research and development, relocation and higher customer support and operations expense.

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Net Loss

Net loss for the fourth quarter of 2012 was $6.6 million, compared with $5.0 million in the fourth quarter of 2011. The higher net losses in the fourth quarter reflect increased operating expenses, partially offset by higher gross profit arising from increased installation activity in the Q4 2012 period. For all of 2012, net loss was $27.8 million compared with $20.9 million in 2011. The higher net losses in full year 2012 are attributable to increased operating expenses.

Liquidity and Capital Resources

Cash and restricted cash at December 31, 2012 totaled $21.0 million. In addition, the Company had accounts receivable of $11.1 million. These funds, together with ongoing operating cash flow, will be used to fund the Company’s working capital and general corporate purposes.

Backlog3

During the fourth quarter of 2012, $24.4 million in new orders were received and $20.1 million of backlog was converted into revenues. The change in the US dollar versus the foreign currencies of the orders in backlog resulted in a $0.3 million increase in the value of the backlog. Backlog at December 31, 2012 was $122.5 million and comprised of $69.2 million of system orders and $53.3 million in service contracts.

Other Developments

Maurice Holloman appointed Executive Vice President Operations – In December 2012, Maurice Holloman joined IMRIS as Executive Vice President Operations. He has extensive leadership background in Project Engineering, Site Operations Management, Plant Management, Supply Chain Management and Operations. Prior to joining IMRIS he was with Medtronic since 2005 in senior operational leadership positions, and Novartis Nutrition Corporation as Director, Supply Chain Operations.

Mike Fritts appointed Executive Vice President Global Customer Service – In February 2013, Mike Fritts joined IMRIS as Executive Vice President Global Service. Mr. Fritts comes to IMRIS with over 25 years of medical device industry experience, most of which were in senior leadership roles at GE Healthcare, including head of interventional MR for GE. Prior to joining IMRIS Mike was the Vice President of Technical Operations for Medicis.

Japan’s University of Tsukuba Hospital Performs Initial Cases Using VISIUS® Surgical Theatre – Earlier this year, neurosurgeons at University of Tsukuba Hospital performed initial tumor removal cases in the hospital’s recently completed VISIUS Surgical Theatre. In the first case, following initial resection, an intraoperative scan performed within the VISIUS Surgical Theatre identified residual tumor which was then removed. In the second case, the intraoperative scan confirmed that the tumor resection was complete. The VISIUS Surgical Theatre at Tsukuba University Hospital is the first installation in Japan and an important milestone for IMRIS’s growth and expansion in this important medical device market.

3 See “Non-GAAP Financial Measures” in the Company’s 2012 MD&A for further information on backlog.

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Outlook

For 2013, the Company’s expectation is for another year of improved order bookings, with the strongest performance coming from the United States and the Asia-Pacific markets. Annual revenues, comprised of both systems and service, are expected to be in the range of $65 million to $72 million. The Company anticipates that Q1 2013 revenues will be in the $5 million to $7 million range, and similar to prior years, the strongest quarterly revenue performance will once again occur in the second half of 2013.

Strong increases in gross profit are expected in 2013, including significantly higher gross profit as a percentage of sales, which is forecast to be above 40%. Quarterly gross profit as a percentage of sales will vary depending on the underlying system installations in the respective quarters.

Carefully managing expenses is a priority in 2013, and departmental cash operating expenses are targeted to decrease by $4 million from 2012 levels to approximately $34 million. Not included in this amount is $4 million associated with the relocation of the Company’s facility from Winnipeg to Minneapolis and a charge of approximately $7 million to research and development which is described further below.

Total research and development expenses are anticipated to be approximately $17 million, including an exceptional research and development charge of $7 million arising from the completion of the collaborative arrangement we entered into with Princess Margaret Hospital in October 2011 for their clinical MR-guided radiation therapy system. The MR-guided radiation therapy system will be used to conduct research at the hospital in order to clinically validate the system and develop a commercially viable version of the platform. The $7 million charge includes $5 million of deferred costs incurred in prior year periods as part of the development of the clinical site and has been recorded in prepaid expenses and other assets. These costs will be deferred until the installation is complete and then charged as research and development when clinical validation can begin.

Research and development will continue to be a priority in 2013 in support of commercializing the SYMBIS Surgical System, the MR Guided Radiation Therapy System, as well as continued enhancements to the VISIUS Surgical Theatre.

Taken together, total cash and non-cash operating expenses in 2013 are expected to be approximately $51 million, as summarized in the table below:

2013 Forecast	$ Millions
Cash operating expenses	34.0
Minneapolis relocation costs	4.0
Research & Development charge	2.0
Total	40.0
Research & Development charge (non-cash)	5.0
Depreciation (non-cash)	4.0
Stock Based Compensation (non-cash)	2.0
Total operating expenses	51.0

Cash requirements in 2013 include funding for operations, capital investments related to robotics, VISIUS iCT and MRgRT test labs, the costs related to the U.S. relocation and prepaid development costs associated with collaborative arrangements. Total capital expenditures for the year are expected to be in the range of $6 million to $8 million this year.

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The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET today, Tuesday, March 5, 2012. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 416-644-3415 or 877-974-0445. To access the live audio webcast, please visit IMRIS’s website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on March 12, 2013. To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4592325#. The webcast will also be archived on IMRIS’s website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com

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